Exhibit h 9 (b)

EXPENSE LIMITATION AGREEMENT

As of August 1, 2009

Board of Trustees
Eclipse Funds
51 Madison Avenue
New York, NY 10010

Re:	Expense Limitation Agreement –
MainStay Balanced Fund, All Classes

Dear Board of Trustees:

(1)       This letter will confirm our intent that in the event the annualized ratio of total ordinary fund operating expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments and the fees and expenses of any other fund in which the Funds invest) to average daily net assets of the Class A shares of the MainStay Balanced Fund (the “Fund”), calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds 1.28%, we will assume a portion of the Fund’s operating expenses in the amount of such excess.  An equivalent reduction will apply to the other share classes of the Fund.

We authorize the Fund and the administrator to reduce our monthly management fees or reimburse the monthly expenses of the appropriate Classes of the Fund to the extent necessary to effectuate the limitations stated in this Section (1), consistent with the method set forth in Section (4) below.  We authorize the Fund and its administrator to request funds from us as necessary to implement the limitations stated in this Section (1).  We will pay to the Fund or Classes any such amounts, consistent with the method set forth in Section (4) below, promptly after receipt of such request.

(2)       The expense caps set forth in this Agreement are effective for a one-year period from August 1, 2009 through July 31, 2010.

(3)         The foregoing expense limitations supersede any prior agreement regarding expense limitations.  Each expense limitation is an annual, not monthly, expense limitation, and is based on the fiscal years of the Funds.  Consequently, if the amount of expenses accrued during a month is less than an expense limitation, the following shall apply: (i) we shall be reimbursed by the respective Fund(s) or Class(es) in an amount equal to such difference, consistent with the method set forth in Section (4) below, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made pursuant to Sub-Section 3(i), the Fund(s) and/or Classes shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the year. We shall be entitled to recoupment from a Fund or Class of any fee waivers or expense reimbursements pursuant to this arrangement consistent with the method set forth in Section (4) below, if such action does not cause the Fund or Class to exceed existing expense limitations, and the reimbursement is made in the one-year term of this Agreement during which we incurred the expense.

(4)         Any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Agreement shall be allocated among the Classes of shares of the Fund in accordance with the terms of the Fund’s multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “18f-3 Plan”).  To this end, the benefit of any waiver or reimbursement of any management fee and any other “Fund Expense,” as such term is defined in the 18f-3 Plan, shall be allocated to all shares of the Funds based on net asset value, regardless of Class.

This Agreement shall in all cases be interpreted in a manner consistent with the requirements of Revenue Procedure 96-47, 1996-2 CB 338, and Revenue Procedure 99-40, I.R.B. 1999-46, 565 so as to avoid any possibility that a Fund is deemed to have paid a preferential dividend.  In the event of any conflict between any other term of this Agreement and this Section (4), this Section (4) shall control.

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NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Barry A. Schub
Barry A. Schub
Executive Vice President

ACKNOWLEDGED:

ECLIPSE FUNDS

		By:	/s/ Stephen P. Fisher
Stephen P. Fisher
President